Richard J. Coyle Partner	Chapman and Cutler LLP 320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

June 10, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments delivered telephonically regarding the registration statement filed on Form N-14 (the “Registration Statement”) for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”). The Registration Statement relates to the Bitwise Crypto Industry Innovators ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

On the page prior to the Table of Contents, the Registrant hyperlinks the preliminary prospectus and SAI of the Acquiring Fund filed April 25, 2025 (the “Preliminary Prospectus and SAI”) – please incorporate by reference the 485(a) filing once it is complete. Please also incorporate any changes from the 485(a) filing.

Response to Comment 2

The Registrant respectfully declines to make the requested revision because the Registrant does not intend to file another 485A amendment prior to the effectiveness of the Registration Statement. The Preliminary Prospectus and SAI is substantially similar to what will go effective on Form N-1A shortly before the effectuation of the reorganization described in the Registration Statement in early August. Relating to the Preliminary Prospectus and SAI, the Staff asked whether the Target Fund intended to obtain exposure to crypto assets aside from bitcoin and ether. As the Target Fund does not currently intend to obtain exposure to crypto assets aside from bitcoin and ether, such disclosure has been deleted, as reflected in the Registration Statement. Except for the inclusion of the financial statements, which are set forth in the Registration Statement, the Registrant does not expect any other material changes to the Preliminary Prospectus and SAI.

Comment 3 – Information about Management of the Fund

On Page 18 of the Registration Statement, it states that “[a] discussion regarding the basis for the Board’s approval of the Acquiring Fund’s investment advisory agreement and sub-advisory agreement are expected to be available in the Acquiring Fund’s annual N-CSR filing for the period ended December 31, 2025.” Please confirm that the listed date is correct.

Response to Comment 3

The Registrant confirms that the date is correct and is based upon the Fund’s N-CSR reporting schedule.

Comment 4 – Part C

Please revise the Part C, Item 15 disclosure regarding indemnification for consistency with Sections 17(h) and 17(i) of the Investment Company Act of 1940 (the “1940 Act”). Please also add language pursuant to Rule 484 of the Securities Act of 1933 (the “1933 Act”).

Response to Comment 4

The Registrant confirms that the current Part C, Item 15 disclosure is consistent with Sections 17(h) and 17(i) of the 1940 Act.

Pursuant to the Staff’s comment, to comply with Rule 484 of the 1933 Act, the Registrant has added the following disclosure:

Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Comment 5 – Part C

The Staff notes that that a “form of” tax opinion is not sufficient with respect to Item (16)(13)(e) of the Part C. Please include an undertaking in the Registration Statement to file the tax opinion by post-effective amendment in compliance with the Staff Bulletin No. 19, dated October 14, 2011.

Response to Comment 5

The Registrant kindly directs the Staff’s attention to Item 17(3) of the Part C, set forth below.

The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

* * * * * * * *

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle

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